February 26, 2010

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Lannett Company, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File Number: 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your January 28, 2010 comment letter to Lannett Company, Inc. (“Lannett”).  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment # 1:

General

Please provide us your analysis under Item 10(f)(2) of Regulation S-K that supports your filing as a smaller reporting company beginning with your June 30, 2009 Form 10-K, particularly given that the front page of your Form 10-Q for each of the quarters in fiscal year ended June 30, 2009 does not indicate that you were a smaller reporting company.  In responding, provide us the amount of your public float calculated in accordance with and as of the date required by Item 10(f)(2) of Regulation S-K.

Response:

On December 31, 2008, effective for the year ending June 30, 2009, management determined that Lannett should be classified as a “Smaller Reporting

Lannett Company, Inc.   9000 State Road   Philadelphia, PA 19136   phone 215-333-9000

Company” for purposes of SEC reporting because the market capitalization of non-affiliate shares outstanding for Lannett was less than $75 million on December 31, 2008.

To qualify as a Smaller Reporting Company, a company’s public float may not exceed $75 million.  Determination of a company’s public float is based, as of the last business day of the company’s second fiscal quarter, on the price at which the shares in the principal market were last sold (or the average of bid and asked prices) and the number of its common shares held by non-affiliates.

The value of Lannett’s public float as of December 31, 2008 was less than this $75 million threshold level.  The calculation and supporting data are as follows:

Shares outstanding at 12/31/08	24,582,230
Less shares owned by all directors and executive officers as a group:
William Farber	(8,605,029)
Jeffrey Farber	(5,157,920)
All other directors and executive officers	(687,933)
Total shares owned by all directors and executive officers as a group	(14,450,882)

Public float - shares outstanding to non-affiliates	10,131,348

Closing Stock Price - 12/31/08	$5.00

Lannett public float market capitalization - 12/31/08	$50,656,740

SEC Comment # 2:

Critical Accounting Policies

Revenue Recognition

Reserve Activity 2008 vs 2007, page 39

Please revise your disclosure to explain the reasons for both of the increases of approximately $3 million that you recorded during fiscal 2008 to the returns reserve and include the following:

a.

Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

b.	Ensure your disclosure clarifies the timing of the changes in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:

Lannett proposes to disclose in future filings with the SEC, as applicable, the following underlined revision to its Management’s Discussion and Analysis disclosure on page 39 related to the first $3.0 million increase to the reserve as follows:

“…Also during Fiscal 2008, we increased our estimated returns reserve by approximately $3.0 million, based on an analysis of our historical returns experience, the average lag  time between sales and returns and our understanding of the buying patterns and inventory practices of both our direct and indirect customers.  This change in estimate incorporated new information received from a new service provider during the later part of Fiscal 2008 that was handling the product returns for Lannett at that time.  This data allowed us to better estimate the average length of time between product sales and returns. As this change…”

Lannett proposes to disclose in future filings with the SEC, as applicable, the following underlined revision to its Management’s Discussion and Analysis disclosure in the entire paragraph on page 39 related to the second $3.0 million increase to the reserve as follows:

“During the later part of Fiscal 2008, we began to experience an unanticipated increase in returns compared to historical experience due to one large customer returning our top selling product, Levothyroxine Sodium.  Lannett did not become aware until the fourth quarter of Fiscal 2008 that this increase in returns was part of this customer’s change to a new vendor for that product, and that the Company now expected more of this product to be returned.  This series of events required us to record a provision of approximately $3.0 million in the fourth quarter of Fiscal 2008 for returns related to sales in prior years.”

SEC Comment # 3:

Compensation Discussion and Analysis, page 61

Please identify by name the compensation consulting firm retained by the Compensation Committee.

Response:

The compensation consulting firm retained by the Compensation Committee is Mercer Human Resources Consulting.

SEC Comment # 4:

Fiscal 2009 Annual Incentive Bonus Plan, page 67

We note that the awarding of cash bonuses is based 20% on the achievement of individual objectives.  We note that you have disclosed the operating income goals and other corporate objectives, described the level of achievement of these goals and explained how this achievement related to amount of bonus allocated.  While you have also discussed the individual objectives, you have not disclosed whether and to what extent each executive’s individual objectives were met and how the achievement tied into the amount of bonus allocated to each executive.  Please revise accordingly.

Response:

Lannett proposes to disclose in future filings with the SEC, as applicable, the following underlined revision to its Compensation Discussion and Analysis disclosure on page 68 related to the Compensation Committee’s determination of executive bonus amounts as follows:

“All payouts to executive officers under the 2009 AIBP were contingent upon the Committee’s review and certification of the degree to which Lannett achieved the 2009 AIBP objectives, and upon the Committee’s certification of the degree to which individual objectives had been achieved. The program provided that payout for any objective would be limited to 20% of the actual operating income (as defined by the AIBP) attained by Lannett.

The 2009 AIBP program provided that the Committee could, in its discretion: modify, amend, suspend or terminate the Plan at any time.

Results

In September 2009, the Committee reviewed and certified Lannett’s Fiscal 2009 results for purposes of the AIBP program, determining that the objectives for operating income and other corporate objectives far surpassed the goals set at the beginning of the year.  The Committee also reviewed and certified the performance of the executive officer individual objectives, determining that the objectives for Mr. Bedrosian, Mr. Sandiford, Mr. Schreck and Mr. Smith were fully achieved and that the objectives for Mr. Kearns were achieved to a varying degree. Mr. Kearns resigned from the Company in March 2009, and the portion of his settlement agreement related to the 2009 bonus was calculated at that time based on his progress at that time in achieving his goals, as well as prorated for only being employed by Lannett for approximately three-quarters of the fiscal year.  In calculating the 2009 bonus payments to the named executives...”

The Company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
President and Chief Executive Officer

/s/ Keith R. Ruck
Vice President of Finance and Chief Financial Officer